UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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Application of Dominion         )          CERTIFICATE PURSUANT TO
Resources, Inc. and             )          RULE 24 UNDER THE PUBLIC
Consolidated Natural Gas        )          UTILITY HOLDING COMPANY ACT
Company on Form U-1 (File       )          OF 1935
No. 70-9477)                    )
                                )

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     Pursuant to the  requirements  of Rule 24 under the Public Utility  Holding
Company Act of 1935, as amended (the "Act"), Dominion Resources, Inc. ("DRI"), a Virginia corporation, certifies that the merger of Consolidated Natural Gas Company ("CNG") into DRI, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9477) of DRI and CNG, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-27113, dated December 15, 1999, has been carried out in accordance with the
terms   and   conditions   of  and  for   the   purposes   represented   by  the
Application/Declaration and of the Commission's order with respect thereto.



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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, DRI has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Dominion Resources, Inc.


                                          By: /s/ James F. Stutts
                                              ------------------------------
                                              Name:  James F. Stutts
                                              Title: Vice President and
                                                     General Counsel

Dated:  February 7, 2000.